13013244

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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OMB Number:	3235-0123
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SEC Mail Processing Section
MAR 01 2013
Washington DC
405

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68386

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BCMS CAPITAL ADVISORS LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

30 BROAD STREET 29TH FL
(No. and Street)

NEW YORK	NY	10005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DANIEL LIPMAN (212)453-2558
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SPIELMAN KOENIGSBERG & PARKER LLP
(Name – *if individual, state last, first, middle name*)

1745 BROADWAY 18TH FL	NEW YORK	NY	10019
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, ROBERT GOLDSMITH, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BCMS CAPITAL ADVISORS LLC, as of DECEMBER 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JENNIFER CORONA
NOTARY PUBLIC-STATE OF NEW YORK
No. 01CO6171237
Qualified in Kings County
My Commission Expires July 23, 2015

Notary Public

Signature

MEMBER

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent Auditor's Report on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BCMS CAPITAL ADVISORS, LLC

FINANCIAL STATEMENTS

December 31, 2012 and 2011

(With Independent Auditors' Report)

Spielman Koenigsberg & Parker, LLP
Certified Public Accountants

BCMS CAPITAL ADVISORS, LLC

FINANCIAL STATEMENTS

December 31, 2012 and 2011

(With Independent Auditors' Report)

BCMS CAPITAL ADVISORS, LLC

TABLE OF CONTENTS

For the Years Ended December 31, 2012 and 2011

SKP
Spielman Koenigsberg & Parker, LLP
Certified Public Accountants
1745 Broadway, 18th Floor
New York, NY 10019
Phone: 212.453.2500
Fax: 212.453.2550

Independent Auditors' Report

To the Board of Directors
BCMS Capital Advisors, LLC:

Report on the Financial Statements

We have audited the accompanying statements of financial condition of BCMS Capital Advisors, LLC as of December 31, 2012 and 2011, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair representation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of BCMS Capital Advisors, LLC as of December 31, 2012 and 2011 and the results of its operations and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained on page ten is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information page ten has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information on page ten is fairly stated in all material respects in relation to the financial statements as a whole.

Spielman Koenigsberg & Parker, LLP

Spielman, Koenigsberg & Parker, LLP
New York, New York
February 27, 2013

BCMS CAPITAL ADVISORS, LLC

STATEMENTS OF FINANCIAL CONDITION

December 31, 2012 and 2011

	2012	2011
Assets		
Current		
Cash and cash equivalents	$ 218,102	$ 636,897
Accounts receivable, net (See Note 2)	62,927	
Prepaid property tax		1,667
Note receivable	125,000	
Accrued interest receivable	1,474	
Total assets	$ 407,503	$ 638,564
Liabilities		
Current		
Accounts payable	$ 12,005	$ 1,434
Accrued expenses	25,000	25,000
Due to parent company	34,319	128,655
Total liabilities	71,324	155,089
Member's equity	336,179	483,475
Total liabilities and member's equity	$ 407,503	$ 638,564

The accompanying notes are an integral part of these financial statements.

BCMS CAPITAL ADVISORS, LLC

STATEMENTS OF OPERATIONS

For the Years Ended December 31, 2012 and 2011

	2012	2011
Revenue	$ 987,126	$ 597,980
Expenses		
Salaries and related taxes	$ 417,218	$ 139,833
Professional fees	209,283	78,114
Rent expense	99,393	89,894
Guaranteed payments	92,125	92,125
General and administrative	31,375	22,745
Insurance	11,946	12,371
Regulatory fees	8,595	11,262
Bad debt expense		45,000
Total expenses	869,935	491,344
Other income		
Interest income	1,474	
Net income	$ 118,665	$ 106,636

The accompanying notes are an integral part of these financial statements.

BCMS CAPITAL ADVISORS, LLC

STATEMENTS OF CHANGES IN MEMBER'S EQUITY

For the Years Ended December 31, 2012 and 2011

	2012	2011
Member's equity, Beginning of year	$ 483,475	$ 147,100
Capital contributions	34,039	229,739
Capital distributions	(300,000)	
Net income	118,665	106,636
Member's equity, End of year	$ 336,179	$ 483,475

The accompanying notes are an integral
part of these financial statements.

BCMS CAPITAL ADVISORS, LLC

STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2012 and 2011

	2012	2011
Cash flows from operating activities:		
Net income	$ 118,665	$ 106,636
Adjustments to reconcile net income to net cash (used in) provided by operating activities:		
(Increase) decrease in:		
Accounts receivable, net	(62,927)	
Prepaid property tax	1,667	(1,667)
Accrued interest receivable	(1,474)	
Increase (decrease) in:		
Accounts payable	10,571	(41)
Due to parent company	(94,336)	45,206
Net cash (used in) provided by operating activities	(27,834)	150,134
Cash flows from investing activities:		
Issuance of note receivable	(125,000)	
Net cash used in investing activities	(125,000)	
Cash flows from financing activities:		
Capital contributions	34,039	229,739
Capital distributions	(300,000)	
Net cash (used in) provided by financing activities	(265,961)	229,739
Net (decrease) increase in cash	(418,795)	379,873
Cash and cash equivalents, beginning of year	636,897	257,024
Cash and cash equivalents, end of year	$ 218,102	$ 636,897

The accompanying notes are an integral part of these financial statements.

BCMS CAPITAL ADVISORS, LLC

NOTES TO FINANCIAL STATEMENTS

For the Years Ended December 31, 2012 and 2011

1. Organization

BCMS Capital Advisors, LLC ("BCMS" or the "Company") is a New York single member limited liability Company that was formed on August 14, 2009. BCMS is a 100% owned subsidiary of BCMS Corporate LLC. Effective August 30, 2010, the Company commenced operations as a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and became a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is currently engaged in finding buyers and sellers of businesses, effecting or facilitating securities transactions and consulting and advisory services relating to the acquisition of business enterprises. The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in Paragraph(k)(2)(i) of that rule.

2. Significant Accounting Policies

Cash and Cash Equivalents

Cash and cash equivalents include highly liquid instruments with a maturity of three months or less.

Revenue and Expense Recognition

The Company recognizes revenue and expenses in connection with a variety of advisory services upon completion and settlement of transaction. Advisory services are primarily comprised of merger and acquisition advice and structuring the purchase and sale of businesses and securities transactions.

Accounts Receivable

The Company performs ongoing credit evaluations of its customers and maintains allowances for doubtful accounts based on factors surrounding the credit risk of specific customers and other information. The Company estimates an allowance for doubtful accounts based on credit worthiness of its customers as well as general economic conditions, and evaluates credit risks associated with its customers on a continuous basis. Accounts receivable consisted of $62,927 and $45,000 as of December 31, 2012 and 2011, respectively. The allowance for doubtful accounts was $0 and $45,000 as of December 31, 2012 and 2011, respectively.

Fair Value of Financial Instruments

In accordance with accounting principles generally accepted in the United States, the Company adopted the standard related to fair value measurements and disclosures. The standard defines fair value and establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). As of December 31, 2012 and 2011, the "Fair Value Measurement" had no effect on the financial statements.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of expenses during the reporting periods. Accordingly, actual results could differ from those estimates.

Income Taxes

No provision for income taxes is shown on the accompanying financial statements since existing laws consider the Company a disregarded entity for income tax purposes.

3. Concentration of Credit Risk

The Company maintains its cash balances at financial institutions located in the New York metropolitan area. The account at this institution is fully insured by the Federal Deposit Insurance Corporation ("FDIC") as of December 31, 2012.

4. Net Capital Requirements

The Company is subject to the Uniform Net Capital Rule under the Securities Exchange Act of 1934. The rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The net capital and aggregate indebtedness change from day to day but net capital was $146,778 and $481,808 as of December 31, 2012 and 2011, respectively. The Securities and Exchange Commission required net capital was $5,000 and $10,339 and excess net capital was $141,778 and $471,469 as of December 31, 2012 and 2011, respectively.

5. Liabilities Subordinated to General Creditors

The Company has no liabilities subordinated to general creditors.

6. Related Party Transactions

The Company is a wholly owned subsidiary of BCMS Corporate LLC (the "Parent"). The Company and the Parent entered into an expense sharing agreement for the allocation of certain expenses of the Company and payment thereof by the Parent. The Company is also a sub-lessee of the Parent's several offices, in which both the Company and Parent reside. The Parent allocates rent to the Company on a per usage basis. This agreement is in compliance with the applicable SEC and FINRA rulings and interpretations. The Company was indebted to the Parent, for the allocation of certain expenses, in the amount of $34,319 and $128,655 as of December 31, 2012 and 2011, respectively.

The Company issued a note to BCMS Corporate LLC, the sole-member of BCMS Capital Advisors LLC, on June 15, 2012 in the amount of $150,000. The note is payable on the maturity date with interest, computed annually at a rate per annum equal to the lowest interest rate set by the U.S. Treasury as the applicable federal rate for determining imputed interest. The note matures on June 15, 2013. The Company received $25,000 from the Parent on September 28, 2012 as partial repayment of the note. As of December 31, 2012, the outstanding principle and accrued interest on the note receivable was $125,000 and $1,474, respectively.

7. Financial Statement Presentation

Certain amounts in the 2011 financial statements have been reclassified to conform to the 2012 presentation.

8. Subsequent Events

In accordance with auditing standards generally accepted in the United States of America, the Company adopted the standard related to subsequent events evaluation and disclosures in 2010. The standard requires the entity to disclose the date through which subsequent events have been evaluated, as well as whether that date is the date the financial statements were issued or the date the financial statements were available to be issued. As such, the Company has evaluated subsequent events through February 27, 2013, the date on which the financial statements were available to be issued and determined there were no events which required disclosure.

SUPPLEMENTARY INFORMATION

BCMS CAPITAL ADVISORS, LLC

SCHEDULE OF COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1

December 31, 2012 and 2011

	2012	2011
Member's equity	$ 336,179	$ 483,475
Less: nonallowable assets:		
Total non-allowable assets	(189,401)	(1,667)
Net capital	146,778	481,808
Computation of basic net capital requirement:		
Minimum net capital requirement (greater of 6 ⅔% of aggregate indebtedness or $5,000)	5,000	10,339
Capital in excess of minimum requirement	141,778	471,469
Aggregate indebtedness	$ 71,324	$ 155,089
Ratio of aggregate indebtedness to net capital	.49:1	.32:1

There were no material differences between the computation of net capital in the above schedule and the amount reported in the Company's unaudited Form X-17A5, Part IIA filing as of December 31, 2012 and 2011.

The accompanying notes are an integral part of these financial statements.

Spielman Koenigsberg & Parker, LLP
Certified Public Accountants
1745 Broadway, 18th Floor
New York, NY 10019
Phone: 212.453.2500
Fax: 212.453.2550

Independent Auditors' Report on Internal Control Structure

Board of Directors
BCMS Capital Advisors, LLC

In planning and performing our audit of the financial statements of BCMS Capital Advisors, LLC (the "Company"), as of and for the years ended December 31, 2012 and 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are

Independent Auditors' Report on Internal Control Structure (continued)

executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second and fourth paragraphs of this report, were adequate at December 31, 2012 and 2011 to meet the SEC's objectives.

Independent Auditors' Report on Internal Control Structure (continued)

This report recognizes that it is not practical in an organization the size of BCMS Capital Advisors, LLC to achieve all of the divisions or duties and cross-checks generally included in a system of internal accounting control, and that, alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Spielman Koenigsberg & Parker, LLP

Spielman, Koenigsberg & Parker, LLP
New York, New York
February 27, 2013

BCMS CAPITAL ADVISORS, LLC

SIPC SUPPLEMENTAL REPORT

December 31, 2012

(With Independent Auditors' Report)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68386

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BCMS CAPITAL ADVISORS LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

30 BROAD STREET 29TH FL
(No. and Street)

NEW YORK (City) NY (State) 10005 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
DANIEL LIPMAN (212)453-2558
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SPIELMAN KOENIGSBERG & PARKER LLP
(Name – *if individual, state last, first, middle name*)

1745 BROADWAY 18TH FL (Address) NEW YORK (City) NY (State) 10019 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, ROBERT GOLDSMITH, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BCMS CAPITAL ADVISORS LLC, as of DECEMBER 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JENNIFER CORONA
NOTARY PUBLIC-STATE OF NEW YORK
No. 01CO6171237
Qualified In Kings County
My Commission Expires July 23, 2015

Notary Public

Signature

MEMBER

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BCMS CAPITAL ADVISORS, LLC

TABLE OF CONTENTS

December 31, 2012

Spielman Koenigsberg & Parker, LLP
Certified Public Accountants
1745 Broadway, 18th Floor
New York, NY 10019
Phone: 212.453.2500
Fax: 212.453.2550

Independent Auditors' Report on Supplementary Information Required by Rule 17a-5 of the Securities and Exchange Commission

To the Board of Directors
BCMS Capital Advisors, LLC:

We have audited the financial statements of BCMS Capital Advisors, LLC as of and for the year ended December 31, 2012 and 2011, and have issued our report thereon dated February 27, 2013, which contains an unmodified opinion on those financial statements. Our audit was performed for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in the accompanying schedule, required by Rule 17a-5 under the Securities Exchange Act of 1934, is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in the accompanying schedule has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

Spielman Koenigsberg & Parker LLP

Spielman, Koenigsberg & Parker, LLP
New York, New York
February 27, 2013

BCMS CAPITAL ADVISORS, LLC

SCHEDULE OF COMPUTATION OF "SIPC" ANNUAL GENERAL ASSESSMENT
FOR BROKERS AND DEALERS PURSUANT TO RULE 17A-5(e)(4)

For the Period Beginning January 1, 2012 and Ending December 31, 2012

Total revenue	$ 988,600
Less: allowable deductions:	
Interest income and reimbursed expenses	
Total deductions	
SIPC net operating revenues	988,600
General Assessment @ .0025 not less than $150	2,472
Less: payment made	
Less: prior overpayment	(630)
Balance due	$ 1,842

There were no material differences between the computation of the SIPC annual general assessment in the above schedule and the amount reported in the Company's SIPC-7 filing.